UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

293792-10-7
(CUSIP Number)

Richard H. Bachmann
2727 North Loop West
Houston, Texas 77008-1038
(713) 880-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

September 12, 2003
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

        This Amendment No. 1 on Schedule 13D/A (“Amendment No. 1”) is being filed by Dan L. Duncan, an individual residing in Houston, Texas (“Dan Duncan”), Enterprise Products Delaware Holdings, L.P., a Delaware limited partnership (“EPDH”), EPC Partners II, Inc., a Delaware corporation (“EPC Partners”) and Enterprise Products Company, a Texas corporation (“EPCO”) to amend the Schedule 13D filed August 14, 2003 (the “Original Schedule 13D”) by Dan Duncan, EPDH, EPC Partners and EPCO (collectively, the “Reporting Persons”).

        Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer.

        No change to this Item.

Item 2. Identity and Background.

        No change to this Item.

Item 3. Source and Amount of Funds or Other Consideration.

        No change to this Item.

Item 4. Purpose of the Transaction.

        No change to this Item.

Item 5. Interest in Securities of the Issuer.

        No change to this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 of the Original Schedule 13D is deleted in its entirety and the following is substituted in lieu thereof:

        Certain registration rights and preemptive rights granted by the Issuer to the Reporting Persons are set forth in the Issuer’s Third Amended and Restated Agreement of Limited Partnership, which agreement is filed as an exhibit hereto.

        The Issuer, EPC Partners, EPCO and certain affiliates of the Reporting Persons are parties to a Unitholder Rights Agreement, dated as of September 17, 1999, with Shell US Gas & Power LLC (as successor to Tejas Energy, LLC and Tejas Midstream Enterprises, LLC) (“Shell Gas & Power”), pursuant to which Shell Gas & Power was granted, among other rights,

(i) the right to participate in the policy-making functions of the Issuer, (ii) a preemptive right to acquire Common Units in connection with certain issuances and dispositions by the Issuer and (iii) a right to purchase all Common Units and other Issuer securities owned by EPC Partners, EPCO and their affiliates upon a change in control of the Issuer. In addition, the Unitholder Rights Agreement grants the Issuer a right of first refusal to acquire Shell Gas & Power’s Common Units in connection with certain dispositions and grants EPC Partners, under certain circumstances, the right to purchase portions of Shell Gas & Power’s membership interest in the Issuer’s general partner.

        On September 15, 2003, the Issuer issued a press release regarding the acquisition by EPC Partners from Shell Gas & Power of Shell Gas & Power’s 30% membership interest in the Issuer’s general partner on September 12, 2003. A copy of this press release is attached hereto as an exhibit. In connection with this transaction, the Unitholder Rights Agreement was amended to, among other things, eliminate (i) Shell Gas & Power’s rights to participate in the policy-making functions of the Issuer and (ii) Shell Gas & Power’s purchase and preemptive rights described above. Amendment No. 1 to the Unitholder Rights Agreement is filed as an exhibit hereto.

Item 7. Material to be Filed as Exhibits.

3.1	Third Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated May 15, 2002 (incorporated by reference to Exhibit 3.3 to Quarterly Report on Form 10-Q filed August 13, 2002)

3.2	Amendment No. 1 to Third Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated August 7, 2002 (incorporated by reference to Exhibit 3.3 to Quarterly Report on Form 10-Q filed August 13, 2002)

3.3	Amendment No. 2 to Third Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated December 17, 2002 (incorporated by reference to Exhibit 3.5 to Current Report on Form 8-K filed December 17, 2002)

4.1	Unitholder Rights Agreement dated as of September 17, 1999 (incorporated by reference to Exhibit C to Schedule 13D filed September 27, 1999 by Tejas Energy, LLC)

4.2	Amendment No. 1, dated as of September 12, 2003, to Unitholder Rights Agreement, dated as of September 17, 1999 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed September 15, 2003 by Enterprise Products Partners L.P. and Enterprise Products Operating L.P.)

99.1	Enterprise Products Partners L.P. press release dated September 15, 2003 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed September 15, 2003 by Enterprise Products Partners L.P. and Enterprise Products Operating L.P.)

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2003	/s/	Dan L. Duncan
Dan L. Duncan

Dated: September 15, 2003	ENTERPRISE PRODUCTS DELAWARE
HOLDINGS, L.P.

	By:	Enterprise Products Delaware General, LLC,
Its general partner

	By:	/s/ Darryl Smith
Darryl Smith
Manager

Dated: September 15, 2003	ENTERPRISE PRODUCTS COMPANY

	By:	/s/ Richard H. Bachmann
Richard H. Bachmann
Executive Vice President

Dated: September 12, 2003	EPC PARTNERS II, INC.

	By:	/s/ Francis B. Jacobs, II
Francis B. Jacobs, II
President